SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13D/A

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)

                              AEP Industries Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   001031103
                                (CUSIP Number)

                               William F. Stoll
                   Senior Vice President and General Counsel
                                 Borden, Inc.
                             180 East Broad Street
                              Columbus, OH 43215
                                (614) 225-4000

                Copy to:                                  Copy to:

            Scott M. Stuart                          David Sorkin, Esq.
            KKR Associates,                      Simpson Thacher & Bartlett
      Whitehall Associates, L.P.,                   425 Lexington Avenue
   c/o Kohlberg Kravis Roberts & Co.                 New York, NY 10017
           9 West 57th Street                           212-455-2000
           New York, NY 10019
             (212) 750-8300


           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 5, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

 CUSIP No. 001031103                     13D                   Page  2  of  14

  1.    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

             Borden, Inc.

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   /_/
                                                                (b)   /_/

  3.    SEC USE ONLY:


  4.    SOURCE OF FUNDS:

                Not Applicable

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       /_/

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                New Jersey

     NUMBER OF       7.   SOLE VOTING POWER
      SHARES                       2,276,418
      BENEFI-
      CIALLY         8.   SHARED VOTING POWER
     OWNED BY                      0
       EACH
     REPORTING       9.   SOLE DISPOSITIVE POWER
      PERSON                       2,276,418
       WITH
                     10.  SHARED DISPOSITIVE POWER
                                   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                2,276,418

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                               /_/

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                29.9%

 CUSIP No. 001031103                     13D                   Page  3  of  14

 14.    TYPE OF REPORTING PERSON:
                CO

 CUSIP No. 001031103                     13D                   Page  4  of  14

  1.    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                Borden Holdings, Inc.

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   /_/
                                                                (b)   /_/

  3.    SEC USE ONLY:


  4.    SOURCE OF FUNDS:

                Not Applicable

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       /_/

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                Delaware

     NUMBER OF       7.   SOLE VOTING POWER
      SHARES                       2,276,418
      BENEFI-
      CIALLY         8.   SHARED VOTING POWER
     OWNED BY                      0
       EACH
     REPORTING       9.   SOLE DISPOSITIVE POWER
      PERSON                       2,276,418
       WITH
                     10.  SHARED DISPOSITIVE POWER
                                   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                2,276,418

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                               /_/

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                29.9%

 CUSIP No. 001031103                     13D                   Page  5  of  14

 14.    TYPE OF REPORTING PERSON:
                CO, HC

 CUSIP No. 001031103                     13D                   Page  6  of  14

  1.    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                BW Holdings LLC

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   /_/
                                                                (b)   /_/

  3.    SEC USE ONLY:


  4.    SOURCE OF FUNDS:

                Not Applicable

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       /_/

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                Delaware

     NUMBER OF       7.   SOLE VOTING POWER
      SHARES                       2,276,418
      BENEFI-
      CIALLY         8.   SHARED VOTING POWER
     OWNED BY                      0
       EACH
     REPORTING       9.   SOLE DISPOSITIVE POWER
      PERSON                       2,276,418
       WITH
                     10.  SHARED DISPOSITIVE POWER
                                   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                2,276,418

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                               /_/

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                29.9%

 CUSIP No. 001031103                     13D                   Page  7  of  14

 14.    TYPE OF REPORTING PERSON:
                OO, HC

 CUSIP No. 001031103                     13D                   Page  8  of  14

  1.    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                Whitehall Associates, L.P.

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   /_/
                                                                (b)   /_/

  3.    SEC USE ONLY:


  4.    SOURCE OF FUNDS:

                Not Applicable

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       /_/

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                Delaware

     NUMBER OF       7.   SOLE VOTING POWER
      SHARES                       2,276,418
      BENEFI-
      CIALLY         8.   SHARED VOTING POWER
     OWNED BY                      0
       EACH
     REPORTING       9.   SOLE DISPOSITIVE POWER
      PERSON                       2,276,418
       WITH
                     10.  SHARED DISPOSITIVE POWER
                                   0

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                2,276,418

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                               /_/

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                29.9%

 CUSIP No. 001031103                     13D                   Page  9  of  14

 14.    TYPE OF REPORTING PERSON:
                PN

 CUSIP No. 001031103                     13D                   Page  10  of  14

  1.    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                KKR Associates

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a)   /_/
                                                                (b)   /_/

  3.    SEC USE ONLY:


  4.    SOURCE OF FUNDS:

                Not Applicable

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       /_/

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                New York

     NUMBER OF       7.   SOLE VOTING POWER
      SHARES                       0
      BENEFI-
      CIALLY         8.   SHARED VOTING POWER
     OWNED BY                      2,276,418
       EACH
     REPORTING       9.   SOLE DISPOSITIVE POWER
      PERSON                       0
       WITH
                     10.  SHARED DISPOSITIVE POWER
                                   2,276,418

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                2,276,418

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                               /_/

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                29.9%

 14.    TYPE OF REPORTING PERSON:
                PN

         This Amendment No. 3 amends the statement of beneficial ownership on
Schedule 13D relating to the common stock, par value $.01 per share, of AEP Industries Inc. filed on July 1, 1996, as amended by Amendment No. 1 thereto filed on October 17, 1996 and Amendment No. 2 thereto filed on June 4, 1999 (as amended, the "Schedule 13D") by and on behalf of the reporting persons, consisting of KKR Associates, Whitehall Associates, L.P., BW Holdings LLC, Borden Holdings, Inc. and Borden, Inc., is hereby amended and supplemented with respect to the items set forth below.

Item 2.          Identity and Background.

                 Paragraph 6 of Item 2 is amended in its entirety and is replaced by the following:

                 Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr.,
Michael T. Tokarz, Scott M. Stuart, Edward A. Gilhuly and Perry Golkin are the general partners of KKR Associates. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Stuart, Gilhuly and Golkin are each United States citizens, and the present principal occupation or employment of each is as a member of KKR & Co. L.L.C., a Delaware limited liability company and the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025, and Stirling Square, 7 Carlton Gardens, London, England, SW1Y5AD. The business address of Messrs. Kravis, Raether, Tokarz, Stuart and Golkin is 9 West
57th Street, New York, New York 10019; the business address of Messrs. Roberts, MacDonnell, Michelson, and Greene is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; the business address of Mr. Gilhuly is Stirling Square,
7 Carlton Gardens, London, England, SW1Y5AD.

Items 4 and 5.   Purpose of Transaction; Interest in Securities of
                 the Issuer.

                 Between January 11, 2001 and February 5, 2001, Borden, Inc. sold 136,400 shares in brokers transactions on the NASDAQ Stock Market at an average price per share of $38.0429. Following these transactions, the beneficial ownership of the identified class of securities held by Borden, Inc. decreased to 2,276,418 shares (29.9%). As a result, the beneficial ownership of each of the other reporting persons also decreased to 2,276,418 shares (29.9%).

                 The reporting persons intend to review on a continuing basis their investment in AEP Industries Inc. as described in and subject to the limitations set forth in the Schedule 13D.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      KKR ASSOCIATES

                                      By:   /s/ William J. Janetschek
                                           ---------------------------------
                                           Name:     William J. Janetschek
                                           Title:    Attorney-in-Fact for
                                                     Scott M. Stuart

                                      WHITEHALL ASSOCIATES, L.P.

                                      By KKR Associates
                                      General Partner

                                      By:   /s/ William J. Janetschek
                                           ---------------------------------
                                           Name:     William J. Janetschek
                                           Title:    Attorney-in-Fact for
                                                     Scott M. Stuart

                                      BW HOLDINGS LLC

                                      By Whitehall Associates, L.P.,
                                         Its managing member

                                      By Borden Holdings, Inc.
                                         Attorney-in-Fact

                                      By:   /s/ Alyssa A. Anton
                                           ---------------------------------
                                           Name:     Alyssa A. Anton
                                           Title:    Vice President

                                      BORDEN HOLDINGS, INC.

                                      By:   /s/ Alyssa A. Anton
                                           ---------------------------------
                                           Name:     Alyssa A. Anton
                                           Title:    Vice President

                                      BORDEN, INC.

                                      By:   /s/ Ellen German Berndt
                                           ---------------------------------
                                           Name:     Ellen German Berndt
                                           Title:    Secretary



Dated: February 9, 2001